Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of June 30,	As of December 31,
	Notes	2025	2024
Assets
Current
Cash		85,439	59,542
Trade receivables		3,942	1,259
Receivable from disposal of business	6	15,087	—
Other assets		5,671	7,285
Short-term prepaid deposits		8,126	14,554
Rights to energy credits	7	5,572	—
Income taxes receivable		471	424
Digital assets	8	59,029	87,298
Digital assets - restricted	8	66,922	32,826
Inventories	9	7,112	1,180
Derivative assets	10, 22	15,705	3,418
Assets held for sale	11	5,185	5,923
		278,261	213,709
Non-current
Restricted cash	19	25,000	—
Property, plant and equipment	13, 26	477,086	348,525
Right-of-use assets		22,713	23,020
Long-term deposits and equipment prepayments	14	15,139	56,367
Refundable deposits	15	5,430	21,956
Intangible assets		3,449	4,039
Investment in associate	16	872	—
Total assets		827,950	667,616
Liabilities
Current
Trade payables and accrued liabilities	17	48,853	25,894
Derivative liabilities	10, 22	13,082	128
Current portion of long-term debt	19	581	146
Current portion of lease liabilities		3,407	2,089
Redemption obligations	8	18,396	—
Warrant liabilities	18	5,151	8,013
		89,470	36,270
Non-current
Long-term debt	19	50,999	1,430
Lease liabilities		19,922	19,750
Asset retirement provision		3,422	2,106
Deferred tax liability		65	65
Other non-current liability		1,586	—
Total liabilities		165,464	59,621
Shareholders’ equity
Share capital	21	947,329	852,286
Equity warrants	21	11,477	—
Contributed surplus		70,629	67,521
Accumulated deficit		(383,992)	(334,507)
Revaluation surplus		17,043	22,695
Total equity		662,486	607,995
Total liabilities and equity		827,950	667,616

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

August 11, 2025	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer & Director	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024

Revenues	8, 25, 26	77,800	41,548	144,648	91,865
Cost of revenues	25	(83,280)	(52,823)	(150,670)	(113,822)
Gross loss		(5,480)	(11,275)	(6,022)	(21,957)

Operating expenses
General and administrative expenses	25	(21,423)	(12,402)	(41,596)	(25,598)
Gain on disposition of property, plant and equipment and deposits	6, 13	1,897	99	7,483	269
Impairment of non-financial assets	12	(14,620)	—	(31,850)	—
Operating loss		(39,626)	(23,578)	(71,985)	(47,286)

Net financial income (expenses)	25	2,143	(1,317)	4,253	10,126
Net loss before income taxes		(37,483)	(24,895)	(67,732)	(37,160)

Income tax (expense) recovery	20	8,639	(1,704)	3,013	4,581
Net loss		(28,844)	(26,599)	(64,719)	(32,579)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	8	23,003	(5,455)	9,582	11,978
Total comprehensive loss, net of tax		(5,841)	(32,054)	(55,137)	(20,601)

Loss per share	23
Basic and diluted		(0.05)	(0.07)	(0.12)	(0.09)
Weighted average number of common shares outstanding	23
Basic and diluted		555,843,347	401,238,798	528,157,206	369,991,664

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Equity warrants	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2025		479,332,885	852,286	—	67,521	(334,507)	22,695	607,995
Net loss		—	—	—	—	(64,719)	—	(64,719)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	9,582	9,582
Total comprehensive loss, net of tax		—	—	—	—	(64,719)	9,582	(55,137)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	15,234	(15,234)	—
Share-based payment	24	—	—	—	8,052	—	—	8,052
Issuance of replacement share-based payment	5	—	—	—	232	—	—	232
Issuance of common shares	21	74,311,252	89,864	—	—	—	—	89,864
Issuance of equity warrants	21	—	—	11,477	—	—	—	11,477
Settlement of restricted share units	24	2,347,500	3,612	—	(3,612)	—	—	—
Exercise of stock options	21, 24	13,900	9	—	(6)	—	—	3
Settlement of share awards	21, 24	1,543,320	1,558	—	(1,558)	—	—	—
Balance as of June 30, 2025		557,548,857	947,329	11,477	70,629	(383,992)	17,043	662,486

Balance as of January 1, 2024		334,153,330	535,009	—	56,622	(299,810)	2,941	294,762
Net loss		—	—	—	—	(32,579)	—	(32,579)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	11,978	11,978
Total comprehensive loss, net of tax		—	—	—	—	(32,579)	11,978	(20,601)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	11,764	(11,764)	—
Share-based payment	24	—	—	—	4,769	—	—	4,769
Issuance of common shares	21	84,196,144	173,564	—	—	—	—	173,564
Settlement of restricted share units	24	125,000	289	—	(289)	—	—	—
Exercise of stock options and warrants	21, 24	7,400,259	23,079	—	(1,696)	—	—	21,383
Balance as of June 30, 2024		425,874,733	731,941	—	59,406	(320,625)	3,155	473,877

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

		Six months ended June 30,
	Notes	2025	2024 (restated - Note 3e)

Cash flows used in operating activities
Net loss		(64,719)	(32,579)
Adjustment for non-cash items:
Depreciation and amortization	25, 27	66,701	87,554
Impairment of non-financial assets	12	31,850	—
Net financial income	25	(4,253)	(10,126)
Digital assets earned and hosting revenue received in BTC	8	(136,373)	(89,806)
Share-based payment	24, 25	8,052	4,769
Income tax recovery	20	(3,013)	(4,581)
Renewable energy credits earned	7	(6,540)	—
Gain on disposition of property, plant and equipment and deposits		(7,483)	(269)
Digital assets exchanged for services	8	5,178	—
Interest income received		873	3,196
Interest expenses paid		(1,145)	(727)
Income taxes paid		(237)	(789)
Proceeds from disposition of renewable energy credits	7	4,070	—
Changes in non-cash working capital components	27	13,933	(12,033)
Net change in cash related to operating activities		(93,106)	(55,391)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	8	137,734	83,326
Purchase of property, plant and equipment and Intangible asset		(62,063)	(123,119)
Proceeds from sale of property, plant and equipment and assets held for sale		3,045	1,546
Purchase of marketable securities	25	(9,628)	(5,720)
Proceeds from disposition of marketable securities	25	10,048	6,471
Purchase of derivative assets and liabilities	10	(78,838)	—
Proceeds from disposition of derivative assets and liabilities	10	79,924	—
Equipment and construction prepayments		(4,771)	(31,010)
Proceeds from disposal of business	6	47,538	—
Acquisition of business	5	(48,084)	—
Investment in Associate	16	(875)	—
Net change in cash related to investing activities		74,030	(68,506)

Cash flows from financing activities
Issuance of common shares	21	23,608	173,564
Repayment of long-term debt	19	(209)	(4,066)
Proceeds from long-term debt, net of transaction costs	19	47,544	1,695
Repayment of lease liabilities		(1,010)	(1,363)
Exercise of stock options and warrants	21, 24	3	8,532
Net change in cash related to financing activities		69,936	178,362

Net increase in cash		50,860	54,465
Cash, beginning of the period		59,542	84,038
Exchange rate differences on currency translation		37	116
Cash and restricted cash, end of the period		110,439	138,619

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are comprised mainly of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 26 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Paraguay, and Argentina. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec, Canada.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities. The Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS (Continued)

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	Backbone Yguazu	Zunz SA
7	BTC	Bitcoin
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and mining-related equipment)
9	MW	Megawatt
10	CAD	Canadian dollars
11	USD	U.S. dollars
12	ARS	Argentine pesos

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in the Bitcoin Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above can impact the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s operating cash flows are negative as the proceeds from the BTC sold from its mining operations are classified within investing activities. The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments, which includes proceeds from the sale of digital assets, during the twelve-month period following the date these interim condensed consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

At current BTC prices, the Company’s existing cash resources and the proceeds from sales of its BTC treasury and BTC earned are anticipated not to be sufficient to fund planned capital investments for high-performance computing data centers. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements.

On April 1, 2025, the Company secured a credit facility for up to $300,000 with Macquarie Equipment Capital, Inc. (“Macquarie”), of which $50,000 was drawn and outstanding as of June 30, 2025. Refer to Note 19 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	LIQUIDITY (Continued)

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including from the issuance of securities, or if funds from operations and proceeds from sales of the Company’s BTC holdings are negatively impacted by the BTC price, or if the Company is in breach of its covenants, the Company may have difficulty meeting its payment obligations.

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors (the “Board”) on August 11, 2025.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of their carrying amount and fair value less costs to sell.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2024, except for the material new accounting policies added during the three and six months ended June 30, 2025, and the new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

b.	Material new accounting policy information

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Transaction costs

Transaction costs related to financial liabilities at amortized cost are deducted from the carrying value of the financial liability. They are then recognized over the expected life of the instrument using the effective interest method. Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs, internal administrative costs or holding costs.

Warrant liabilities and equity warrants

The Company issues warrants which entitle the holder to buy the Company’s common shares at a predetermined exercise price within a certain time frame. The warrants may include a cashless exercise clause which would result in a variable number of shares being issued for a fixed price due to the unknown future price of the shares. The Company does not expect the warrants to be exercised on a cashless basis. Referred to as warrant liability, the Company records these warrants as a financial liability. Upon exercise, the Company records the exercised warrants at fair value immediately before settlement and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. The Company subsequently measures the outstanding warrants at fair value at each reporting date and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. Warrants issued which do not include a cashless exercise feature, referred to as equity warrants, are classified as equity instruments. Consideration received on the sale of a share and share purchase warrant is allocated using the fair value method.

Revenue recognition

Cryptocurrency Hosting Revenue

The Company has entered hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

Energy Revenue

The Company operates as a market participant through the Pennsylvania, New Jersey, Maryland (“PJM”) Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy from its Panther Creek and Scrubgrass generating plants in the open market in the PJM RTO in the real-time, location marginal pricing market. Revenues from the sale of energy are earned as the energy is delivered as a series of distinct units that are substantially the same and have the same pattern of transfer to the customer over time and are, therefore, accounted for as a distinct performance obligation. Revenue from the sale of energy is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method based on megawatt hours for measuring progress. The Company applies the “right to invoice” practical expedient in recognizing revenue from the sale of energy. Under this practical expedient, revenue from the sale of energy is recognized based on the invoiced amount which corresponds directly with the value provided to the customer for the Company’s performance obligation completed to date.

Reactive energy power is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Property, Plant and Equipment

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE
Miners	Straight-line	3 years
Mining-related equipment	Straight-line	5 years
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Machinery and equipment	Straight-line	5 to 20 years
Asset retirement cost	Straight-line	Over the lease term or 10 to 30 years
Buildings	Declining balance	4%
Power Plants	Declining balance	4%
Vehicles	Declining balance	30%

Leases

Right-of-use (“ROU”) assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Machinery and equipment	Straight-line	3-4 years
Vehicles and other	Straight-line	3-5 years
BVVE	Straight-line	3 years

BTC Redemption Options and redemption obligation

A redemption obligation is recorded for the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. The redemption obligation amount represents the value of Miners shipped, for which BTC payments were made, and reduced by the value of the BTC redeemed. Refer to Note 8 and 10 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Renewable Energy Credits

The Company uses refuse, which is classified as a Tier II Alternative Energy Source under Pennsylvania law, to produce energy to sell to the Grid. Renewable energy credits ("RECs") are generated from renewable sources (i.e., refuse) that can be sold or traded. The rights to RECs are regarded as intangible assets as per IAS 38, Intangible Assets. Simultaneously, in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, a corresponding contra expense within cost of revenues is recorded to offset the fuel expenses (energy cost) incurred to produce energy.

After the government grants the RECs, a third party acts as the benefactor, on behalf of the Company, in the open market and is invoiced as RECs are sold. When these credits are sold, the corresponding asset for the rights to RECs are credited. Gain or loss on disposal are recorded in the statements of profit and loss and other comprehensive income (loss).

Investments in Associates

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company recognizes its share of profit and loss and other comprehensive income (loss) of the associates. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted with no impact to the Company for its annual period beginning on January 1, 2025:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	New accounting amendments and standards issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7)

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

Furthermore, the amendments to IFRS 9 clarify: i) the requirements to account for an extinguishment of a lessee’s lease liability that results in a gain or loss recognized in net income; and ii) the definition of the term “transaction price”.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., Management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standard on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

e.	Restatement of comparative figures

Restatement of comparative figures of the statement of cash flows

During the fourth quarter of 2024, the Company changed the presentation of the statements of cash flows and determined that the proceeds from sale of digital assets, which are accounted for as an intangible asset under IAS 38, should be classified as investing activities rather than operating activities. The following table reflects the reclassification impact of the comparative six months ended June 30, 2024.

Adjustments to interim consolidated statement of cash flows for the six months ended June 30, 2024

	Six months ended June 30,
	2024 (as reported)	Cash flow reclassification	2024 (as restated)

Cash flows from (used in) operating activities
Net loss	(32,579)	—	(32,579)
Adjustments for:
Proceeds from sale of digital assets earned	83,326	(83,326)	—
Net change in cash related to operating activities	27,935	(83,326)	(55,391)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	83,326	83,326
Net change in cash related to investing activities	(151,832)	83,326	(68,506)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires Bitfarms’ management team (“Management”) to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on Management’s best knowledge of the relevant events and circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2024, except for the following:

Business Combinations

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date requires Management to make certain judgements and estimates about future events, including but not limited to forecasted revenues, operating costs and capital expenditures, future digital currency prices and income tax rates.

14	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

Investments in Associates

The existence of significant influence requires judgment to determine if the Company exercises significant influence over the entity’s operating and financing policies, or if unanimous consent is required for decisions relating to relevant activities even if the Company holds less than 20% of the voting rights. The existence of significant influence is usually evidenced in one or more of the following ways: representation on the board of directors or equivalent governing body of the investee; participation in policy-making processes, including participation in decisions about dividends or other distributions; material transactions between the entity and its investee; interchange of managerial personnel; or provision of essential technical information.

NOTE 5:	BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,609 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold were effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 15 and Note 22 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold Transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

15	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5:	BUSINESS COMBINATION (Continued)

Details of the purchase price allocation* and the fair value of the net assets acquired are as follows:

		As of March 14,
	Notes	2025

Purchase consideration
Cash paid through repayment of debts		44,982
Reimbursement of Stronghold’s acquisition-related costs		6,078
Fair value of shares issued**	21	66,452
Fair value of warrants issued	21	11,477
Fair value of replacement share-based payment	24	232
Settlement of Refundable Hosting Deposits	15, 22	15,474
Fair value of consideration transferred		144,695

Net identifiable assets acquired
Cash and cash equivalents		2,976
Accounts receivable		1,305
Short-term prepaid deposits		1,835
Other assets (current)		118
Rights to energy credits	7	3,102
Inventories	9	3,269
Property, plant and equipment	13	156,687
Intangible assets		18
Right-of-use assets		1,594
Other non-current assets		1,550
Accounts payable and accrued liabilities	17	(22,304)
Current portion of long-term debt	19	(420)
Current portion of lease liabilities		(800)
Long-term debt	19	(460)
Non-current lease liabilities		(756)
Asset retirement provision		(1,135)
Other non-current liabilities		(1,884)
Total net identifiable assets acquired		144,695

* The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. As of August 11, 2025, the Company has substantially determined the fair values of most net assets except for property, plant and equipment and accounts payable and accrued liabilities. The fair values of certain tangible assets remain preliminary and are subject to change as the Company continues to assess the condition and useful lives of the assets. Accounts payable and accrued liabilities remain subject to change pending final confirmation of completeness. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. During the three months ended June 30, 2025, the Company recognized minor measurement period adjustments, which have been reflected retrospectively in the consolidated financial statements. See below for details of measurement period adjustments.

** The fair value of the 59,866,609 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

16	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5:	BUSINESS COMBINATION (Continued)

Total acquisition-related costs that were not directly attributable to the issuance of shares amounted to $7,081, of which $1,571 were incurred during the first quarter of 2025, and $5,510 were incurred during the year ended December 31, 2024. These amounts were included in general and administrative expenses in the consolidated statements of profit or loss and comprehensive profit or loss.

Revenue and profit and loss contribution

The following financial information presents the contributed revenue and profit and loss of the Company as if the closing of the Transaction occurred as of January 1, 2025 (“Proforma”). The contributed revenue and profit and loss of Stronghold since the Acquisition Date (“Actual Contribution”) are presented as follows:

	Proforma	Actual Contribution
	From January 1 to June 30, 2025	From March 15 to June 30, 2025
Revenue	154,805	27,474
Net loss	(80,838)	(2,213)

Purchase consideration - cash outflow

Six months ended June 30,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

Measurement period adjustments

During the three months ended June 30, 2025, the Company obtained new information about facts and circumstances that existed at the Acquisition Date, if known, would have been recognized as of the Acquisition Date. Therefore, increases in accrued liabilities and rights to energy credits of $1,500 and $3,102, respectively, were recorded with a corresponding net decrease of $1,602 in property, plant and equipment, which is reflected in the purchase price allocation table above.

17	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:	SALE OF THE YGUAZU MINING SITE

On March 17, 2025, the Company completed the sale of its development 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a binding letter of Intent (“LOI”) originally signed on January 24, 2025. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu, Paraguay Bitcoin data center. The total consideration of $63,260 and the transaction details are as follows:

		As of March 17
	Notes	2025

Consideration
Advance received in January 2025 upon signing the LOI		20,000
Cash received upon closing		12,038
Receivable over 6 equal monthly payments following the closing date*		31,000
Other costs assumed by HIVE		222
Total consideration		63,260

Net assets transferred
Current assets		2,590
Property, plant and equipment	13	34,006
Intangible asset		309
Long-term deposits and equipment prepayments	14	18,321
Security deposit for energy	15	2,809
Total net assets transferred		58,035

Gain on disposal of subsidiary		5,225

* The Company had a remaining net receivable from the disposal of Yguazu Mining site of $15,087 as of June 30, 2025. The receivable is interest-free.

NOTE 7: RIGHTS TO ENERGY CREDITS

	Note	As of June 30,
		2025
		six-month period
Balance as of January 1,		—
Addition related to business combination	5	3,102
Additions during the period: rights to renewable energy credits	24	6,540
Less: disposal of renewable energy credits to third parties		(4,070)
Balance as of period end		5,572

18	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	DIGITAL ASSETS

BTC transactions and the corresponding values for the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,
	2025		2024
	Quantity	Value	Quantity	Value
Balance of digital assets including restricted digital assets as of April 1,	1,492	123,232	806	57,542
BTC earned*	718	70,330	614	40,383
Hosting revenue received in BTC	15	1,397	—	—
BTC received in advance for goods	2	181	—	—
Change in BTC earned, not received	1	(42)	—	—
BTC exchanged for cash	(1,052)	(100,471)	(515)	(33,756)
Realized gain on disposition of digital assets**	—	16,005	—	5,803
Change in unrealized gain (loss) on revaluation of digital assets**	—	15,319	—	(13,224)
Balance of digital assets including restricted digital assets as of June 30,	1,176	125,951	905	56,748
Less restricted digital assets as of June 30, ***	(625)	(66,922)	—	—
Balance of digital assets excluding restricted digital assets as of June 30,	551	59,029	905	56,748

19	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	DIGITAL ASSETS (Continued)

	Six months ended June 30,
	2025		2024
	Quantity	Value	Quantity	Value
Balance of digital assets including restricted digital assets as of January 1,	1,285	120,124	804	33,971
BTC earned*	1,411	134,405	1,557	89,806
Hosting revenue received in BTC	21	1,968	—	—
BTC received in advance for goods	2	181	—	—
BTC earned, not received	(8)	(854)	—	—
BTC exchanged for cash	(1,480)	(137,734)	(1,456)	(83,326)
BTC exchanged for services	(55)	(5,178)	—	—
Realized gain on disposition of digital assets**	—	20,753	—	16,866
Change in unrealized loss on revaluation of digital assets**	—	(7,714)	—	(569)
Balance of digital assets including restricted digital assets as of June 30,	1,176	125,951	905	56,748
Less restricted digital assets as of June 30,***	(625)	(66,922)	—	—
Balance of digital assets excluding restricted digital assets as of June 30,	551	59,029	905	56,748

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain (loss) on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three and six months ended June 30, 2025, a gain of $23,003, net of $8,321 of deferred income tax expense, and a gain of $9,582, net of $3,457 deferred income tax expense, respectively, were presented in other comprehensive income (three and six months ended June 30, 2024: a loss of $5,455, net of $1,966 of deferred income tax recovery, and a gain of $11,978, net of $4,319 of deferred income tax expense, respectively).

*** Restricted digital assets comprise i) 198 BTC for the BTC payment (“BTC Pledged”) to a third party as deposits of Miners presented as restricted digital assets. As the Company has the right to redeem the BTC Pledged, the ability of the third party to control the asset is limited, and the BTC Pledged does not meet the definition of a sale. Refer to Note 10, 14 and 22 for more details; and ii) 427 BTC held by a financial institution in connection with BTC selling contracts. Refer to Note 10 for more details.

BTC Redemption Options and redemption obligations

A redemption obligation was recorded for the remaining BTC Redemption Options (see description in Note 10) for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. As of June 30, 2025, the redemption obligation amounted to $18,396, which represented the value of Miners delivered, for which BTC payments were made, and reduced by the value of the BTC redeemed. Subsequently, in July 2025, the Company exercised the third BTC Installment of the November 2024 Order and redeemed 87 BTC for $8,308.

No redemption obligation was recorded as of December 31, 2024, as the Miners ordered, for which the deposit payment in BTC was made, had not yet been shipped.

20	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9:	INVENTORIES

	As of June 30,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	4,420	—
Electronic and networking components	2,692	1,180
	7,112	1,180

* On the Acquisition Date, additions from the Stronghold business combination amounted to $3,269 for inventories. Refer to Note 5 for more details.

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES

BTC option and selling contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows generated from future sales of digital assets. The Company also entered into contracts and earned premiums by agreeing to sell BTC if the BTC price reached specific targets. The Company does not apply hedge accounting to these option contracts.

BTC Redemption Options

Starting in November 2024, the Company entered into purchase orders of Miners with a supplier (“November 2024 Order”) which allows the Company to pay for the Miners in cash, BTC or a combination of both. In the event that the Company elects to pay using BTC (BTC Pledged, as defined in Note 8) either full or partial, the Company has the option to redeem the BTC Pledged at the price originally pledged in four quarterly installments (“BTC Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. The right to redeem the BTC (“BTC Redemption Option”) meets the definition of an embedded derivative.

In November 2024, the Company paid for the Miners ordered using 351 BTC valued at $33,230 (i.e., 351 BTC Pledged). On initial recognition, the Company recorded a derivative asset of $1,349 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners were not yet shipped. During the six months ended June 30, 2025, the Company exercised its option to redeem the first and second installments of the BTC pledged and redeemed an aggregate 175 BTC for $16,615. Subsequently, in July 2025, the Company exercised the third BTC Installment of the November 2024 Order. Refer to Note 29 for more details.

In March 2025, an exchange agreement (“March 2025 Swap Order”) was entered into to exchange Miners for which the Company paid $2,374 in BTC which can be redeemed on a quarterly basis (i.e., 29 BTC Pledged). Refer to Note 14 for more details on the March 2025 Swap Order. On initial recognition, the Company recorded a derivative asset of $393 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners had not yet been shipped. During the three and six months ended June 30, 2025, the Company exercised its option to redeem the first installment of the BTC Pledged and redeemed 7 BTC for $593.

21	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following table summarizes the BTC Redemption Options:

		As of June 30,
		2025
	Quantity of restricted BTC	Redemption Obligation
November 2024 Order	351	33,230
Redemption of BTC	(175)	(16,615)
March 2025 Swap Order	29	2,374
Redemption of BTC	(7)	(593)
	198	18,396

Refer to Note 8, Note 14, Note 22 and Note 29 for more details.

Warrant assets of private company

During the three and six months ended June 30, 2025, the Company acquired warrants of a privately held Canadian company (“PHCC”) to purchase preferred shares. Refer to Note 16 for more details.

The following table summarizes the derivatives and reconciles the fair value measurement (Level 2):

	As of June 30,				As of December 31,
	2025				2024
	Warrants of private company	BTC Redemption Option	BTC option and selling contracts		BTC Redemption Option	BTC option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
	six-month period				twelve-month period
Balance as of January 1,	—	3,418	—	(128)	—	1,281	—
Remeasurement recognized in statement of profit or loss	(44)	(383)	(10,369)	10,822	2,069	15,871	(121)
Purchases	375	—	62,396	16,067	—	13,610	351
Initial recognition		393	—	—	1,349	—	—
Sales	—	—	(40,081)	(39,843)	—	(30,762)	(358)
Balance as of period end	331	3,428	11,946	(13,082)	3,418	—	(128)

Total derivative assets	15,705				3,418
Total derivative liabilities	(13,082)				(128)

22	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following gain or loss on derivatives are recognized in Net financial income (expenses) in the consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gain (loss) on BTC options and selling contracts
Unrealized change in fair value of outstanding contracts	6,566	(2,424)	228	(296)
Realized (loss) gain on settled contracts	(4,564)	289	225	651
	2,002	(2,135)	453	355
Gain (loss) on BTC Redemption Option
Unrealized change in fair value	1,672	—	(1,508)	—
Realized gain on settled options	110	—	1,125	—
	1,782	—	(383)	—
Loss on warrants of private company
Unrealized change in fair value	(44)	—	(44)	—

Total gain (loss)	3,740	(2,135)	26	355

23	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	ASSETS HELD FOR SALE

As of June 30, 2025 and December 31, 2024, assets held for sale* consisted of the following:

		As of June 30,	As of December 31,
	Note	2025	2024
Miners	i.	4,519	4,806
Mining electrical components		666	1,117
		5,185	5,923

* Assets held for sale were measured at the lower of their carrying amount and fair value less costs to sell at the time of the reclassification. The fair value of the asset was determined using the latest sale approach, which is based on recent sales price concluded by the Company. It is a level 3 measurement under the fair value hierarchy and is a non-recurring measurement. The key assumption used by Management to determine the fair value is the most recent amount invoiced to a third party for a Miner sold.

i.	Miners held for sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50 Miners		MicroBT WhatsMiner M20S Miners		Bitmain S19j Pro Miners		Total		Proceeds of sale	Gain (loss) on sale
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Value	Value
Balance as of January 1, 2024	—	—	731	316	300	205	1,031	521	—	—
Additions	7,696	1,363	—	—	—	—	7,696	1,363	—	—
Dispositions	—	—	(258)	(108)	(300)	(205)	(558)	(313)	239	(74)
Balance as of March 31, 2024	7,696	1,363	473	208	—	—	8,169	1,571	239	(74)
Additions	30,606	6,565	—	—	2,609	822	33,215	7,387	—	—
Dispositions	(1,140)	(251)	—	—	—	—	(1,140)	(251)	289	38
Balance as of June 30, 2024	37,162	7,677	473	208	2,609	822	40,244	8,707	528	(36)
Additions	277	62	—	—	5,786	1,587	6,063	1,649	—	—
Dispositions	(4,620)	(1,022)	—	—	—	—	(4,620)	(1,022)	1,049	27
Impairment	—	(3,120)	(473)	(208)	—	(300)	(473)	(3,628)	—	—
Balance as of September 30, 2024	32,819	3,597	—	—	8,395	2,109	41,214	5,706	1,577	(9)
Additions	1,447	181	—	—	—	—	1,447	181	—	—
Dispositions	(9,339)	(1,026)	—	—	(399)	(55)	(9,738)	(1,081)	970	(111)
Balance as of December 31, 2024	24,927	2,752	—	—	7,996	2,054	32,923	4,806	2,547	(120)
Additions	7,673	2,739	—	—	—	—	7,673	2,739	—	—
Dispositions	(11,177)	(1,283)	—	—	—	—	(11,177)	(1,283)	1,578	295
Impairment (Note 11)	—	(1,320)	—	—	—	—	—	(1,320)	—	—
Balance as of March 31, 2025	21,423	2,888	—	—	7,996	2,054	29,419	4,942	1,578	295
Additions	2,900	363	—	—	—	—	2,900	363	—	—
Dispositions	(5,999)	(686)	—	—	(500)	(100)	(6,499)	(786)	873	87
Balance as of June 30, 2025	18,324	2,565	—	—	7,496	1,954	25,820	4,519	2,451	382

24	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	IMPAIRMENT

The following table summarizes the impairment loss in the consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Argentina CGU
Equipment and construction prepayments and deposit	1,430	1,661
ROU assets	—	103
Property, plant and equipment	13,190	28,766
	14,620	30,530

Miners held for sale	—	1,320
	14,620	31,850

Impairment on Argentina CGU in the first quarter of 2025

During the first quarter of 2025, as a result of the decline of the Company’s market capitalization and BTC price, the Company performed separate evaluations of the recoverable amount of the assets for operating cryptocurrency mining facilities in Canada, United States, Argentina and Paraguay. The Company also observed an increase in gas prices which affects the Company’s cost of energy in Argentina. The recoverable amount for the Argentina cash generating unit (“CGU”) was calculated using the value in use model, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU in the amount of $15,910.

Changes in the following assumptions would result in further impairment on the Argentina CGU as follows:

Sensitivity Analysis	Increase in impairment loss
A decrease of 5% of revenue	2,922
An increase of 5% in the discount rate	1,955
An increase of 5% in energy prices	1,351

25	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:	IMPAIRMENT (Continued)

Impairment on Argentina CGU in the first quarter of 2025 (Continued)

The key assumptions used in the value in use calculation for the Argentina CGU were as follows:

First quarter of 2025
Revenues*	Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future revenue per Terahash, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes.	The weighted average daily revenue per Terahash used in the value in use calculation was $0.05/Terahash
Discount rate and period	The discount rate reflects Management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated with some of the risk already being implicitly reflected through Management’s allocation of probabilities to the various scenarios included in the revenue calculation.	The value in use of the CGU was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 30% in varying scenarios
Energy prices	Management estimated that energy prices for the duration of the forecasted years will be approximately:	$0.05 per kilowatt hour
Terminal values	Management estimated the terminal value of the Miners included in the CGU for the purposes of the impairment testing to be derived from the Miners’ direct margin applied to the ending hashrate for a period of:	Approximately 1 year

* Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

Impairment in Argentina CGU in the second quarter of 2025

On April 30 2025, the Company was informed that its electricity supplier at Rio Cuarto, Argentina, Generación Mediterránea S.A. (“GMSA”), appointed local and international financial advisors to conduct a process with their creditors regarding the restructuring of its financial debt and is negotiating with its commercial suppliers. GMSA confirmed at that time that the Company would be able to continue consuming power at the Rio Cuarto site. However, on May 12, 2025, the Company was informed by GMSA that, effective immediately, they were halting the supply of electricity to the Company's Rio Cuarto, Argentina facility until further notice. As a result, there is uncertainty around the potential resumption of the supply of electricity and the timing thereof. This event has necessitated a pause in the Company's cryptocurrency Mining activities in Argentina and, unless resolved, may significantly impact ongoing operations in that country. On August 11, 2025, the Company determined it would discontinue its operations at its Bitcoin data center in Rio Cuarto, Argentina by November 11, 2025. Refer to Note 29 for more details.

Management views the suspension of the Mining activities in Argentina as an indicator of impairment and performed an evaluation of the recoverable amount of the assets for operating cryptocurrency mining facilities in Argentina. The recoverable amount for the Argentina CGU was calculated using fair value less costs of disposal, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Argentina CGU in the amount of $14,620 during the three months ended June 30, 2025.

26	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13: PROPERTY, PLANT AND EQUIPMENT

	Notes	BVVE	Land and buildings	Power plants	Machinery and Equipment	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2025		425,447	34,426	—	—	59,827	1,748	521,448
Additions		104,429	438	—	100	4,289	893	110,149
Additions through business combination	5	38,997	5,937	91,119	18,376	580	1,678	156,687
Dispositions	6	(30,566)	(15,611)	—	—	—	—	(46,177)
Transfer to assets held for sale	11	(32,606)	—	—	—	—	—	(32,606)
Balance as of June 30, 2025		505,701	25,190	91,119	18,476	64,696	4,319	709,501

Accumulated Depreciation
Balance as of January 1, 2025		141,878	819	—	—	29,377	849	172,923
Depreciation	25, 27	59,187	353	1,075	1,025	2,516	256	64,412
Dispositions		(4,347)	—	—	—	—	—	(4,347)
Transfer to assets held for sale	11	(29,483)	—	—	—	—	—	(29,483)
Impairment	12	13,479	—	—	—	15,253	34	28,766
Impairment on deposits transferred to PPE		107	—	—	—	37	—	144
Balance as of June 30, 2025		180,821	1,172	1,075	1,025	47,183	1,139	232,415

Net book value as of June 30, 2025		324,880	24,018	90,044	17,451	17,513	3,180	477,086

Cost
Balance as of January 1, 2024		354,803	5,740	—	—	50,728	1,262	412,533
Additions		294,311	29,114	—	—	10,228	529	334,182
Dispositions		(433)	—	—	—	(560)	(25)	(1,018)
Transfer to assets held for sale	11	(208,471)	—	—	—	—	—	(208,471)
Change in discount rate in asset retirement obligations		—	—	—	—	88	—	88
Sales tax recovery	25	(14,763)	(428)	—	—	(657)	(18)	(15,866)
Balance as of December 31, 2024		425,447	34,426	—	—	59,827	1,748	521,448

Accumulated Depreciation
Balance as of January 1, 2024		199,794	424	—	—	25,656	647	226,521
Depreciation	25, 27	141,219	423	—	—	4,166	222	146,030
Sales tax recovery - depreciation	25, 27	(8,624)	(28)	—	—	(104)	(4)	(8,760)
Dispositions		(62)	—	—	—	(423)	(16)	(501)
Transfer to assets held for sale	11	(197,199)	—	—	—	—	—	(197,199)
Impairment on deposits transferred to PPE		6,750	—	—	—	82	—	6,832
Balance as of December 31, 2024		141,878	819	—	—	29,377	849	172,923

Net book value as of December 31, 2024		283,569	33,607	—	—	30,450	899	348,525

27	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Assets not subject to depreciation

As of June 30, 2025, property, plant and equipment that are not yet placed into service amounted to $11,275 and are not yet subject to depreciation.

Dispositions

Through the sale of the Yguazu Mining Site, the Company sold $34,006 of property, plant and equipment to HIVE. Refer to Note 6 for more details.

NOTE 14:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

		As of June 30,	As of December 31,
	Note	2025	2024
Security deposits for energy, insurance and rent*		10,878	4,513
Equipment and construction prepayments*		1,627	51,854
Deferred transaction fees - undrawn tranche of the credit facility	19	2,634	—
		15,139	56,367

* Following the sale of the Yguazu Mining Site, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE. Refer to Note 6 for more details.

Equipment and construction prepayments

The following table details the equipment and construction prepayments:

		As of June 30,	As of December 31,
	Note	2025	2024
March 2024 Purchase Order	i.	—	34,791
Other BVVE and electrical components		43	3,499
Construction work and materials*		1,584	13,564
		1,627	51,854

* Deposits for construction work and materials mainly related to the Argentina, Paraguay and United States expansions.

i.	March 2024 Purchase Order

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the BTC Redemption Option, as described in Note 10, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments. As of June 30, 2025, all Miners on the March 2024 Purchase Order were received and the equipment prepayment amount was nil.

28	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS (Continued)

Equipment and construction prepayments (Continued)

ii.	March 2025 Swap Order

In relation with the March 2025 Swap Order, the Company returned 4,160 Bitmain T21 Miners and purchased 3,660 Bitmain S21+ Miners. In consideration for the returned products, the Company received a credit of $9,484 which was applied against the purchase price of $11,858. In March 2025, the Company paid the net $2,374 in BTC which can be redeemed on a quarterly basis (i.e., 29 BTC Pledged). In the March 2025 Swap Order, 3,440 S21+ miners were received which corresponds to the hashrate specified in the initial agreement. As of June 30, 2025, all Miners of the March 2025 Swap Order were received and the equipment prepayment amount was nil.

NOTE 15:	REFUNDABLE DEPOSITS

	Notes	As of June 30,	As of December 31,
		2025	2024
Security deposits for energy	i.	5,080	7,740
Refundable Hosting Deposits	ii.	—	14,216
Other		350	—
		5,430	21,956

i.	Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and nil, respectively, as of June 30, 2025 (December 31, 2024: $5,931 and $3,379, respectively), as the latter was disposed on March 17, 2025. Refer to Note 6.

ii.	Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 each with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 22 for more details on the financial instruments details.

29	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	INVESTMENT IN ASSOCIATE

In May 2025, the Company acquired a minority interest in a PHCC, which comprised of preferred shares and warrants to purchase preferred shares of the PHCC with an initial value of $875 and $375, respectively. The investment provides the Company with significant influence over the PHCC and is accounted for using the equity method. The warrants are recognized as derivative assets and measured through fair value through profit or loss. Refer to Note 10 for more details.

During the three and six months ended June 30, 2025, the Company’s share of the PHCC’s net loss was $3 which was included in Net financial income (expenses).

NOTE 17:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of June 30,	As of December 31,
	2025	2024
Trade accounts payable and accrued liabilities*	35,709	21,915
Government remittances	10,757	3,736
BTC option and selling contracts payable	2,387	243
	48,853	25,894

* On the Acquisition Date, additions from the business combination amounted to $22,304 for trade accounts payable and accrued liabilities. Refer to Note 5 for more details.

NOTE 18:	WARRANT LIABILITIES

The fair value of warrant liabilities is as follows:

	As of June 30,	As of December 31,
	2025	2024
2023 Private Placement	2,228	8,013
2025 Warrants	2,923	—
	5,151	8,013

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 Private Placement”).

In April 2025, in connection with the credit facility with Macquarie, the Company granted Macquarie 5,330,946 warrants (the “2025 Warrants”). Refer to Note 19 for more details.

The warrants and broker warrant granted under the 2023 Private Placement and the 2025 Warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the 2023 Private Placement warrants and the 2025 Warrants as a financial liability. In connection with the 2025 Warrants, on the granting date, the Company initially recognized warrant liabilities of $2,900, which is deducted from the carrying amount of the debt. Subsequently, measurement of warrants are at fair value through profit or loss which are recognized in Net financial income (expenses).

30	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	WARRANT LIABILITIES (Continued)

Details of the outstanding warrant liabilities are as follows:

	As of June 30,		As of December 31,
	2025		2024
	six-month period		twelve-month period
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	10,841,482	1.17	35,105,390	2.83
Granted	5,330,946	1.17	—	—
Exercised	—	—	(5,111,111)	1.17
Expired	—	—	(19,152,797)	4.21
Outstanding balance as of period end	16,172,428	1.17	10,841,482	1.17

The weighted average contractual life of the warrants as of June 30, 2025, was 2.5 years (December 31, 2024: 1.9 years).

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants.

	2023 Private Placement		2025 Warrants
	Remeasurement at period end		Remeasurement at period end	Initial recognition
Measurement date	June 30, 2025	December 31, 2024	June 30, 2025	April 1, 2025
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)	75%	77%	93%	93%
Risk-free interest rate (%)	3.86%	4.27%	3.78%	3.91%
Expected life of warrants (years)	1.40	1.89	4.75	5.00
Share price (CAD)	$1.13	$2.13	$1.13	$1.16
Exercise price (USD)	$1.17	$1.17	$1.17	$1.17
Fair value of warrants (USD)	$0.21	$0.74	$0.55	$0.54
Number of warrants outstanding	10,841,482	10,841,482	5,330,946	5,330,946

Refer to Note 21 for equity warrant details.

31	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	LONG-TERM DEBT

	As of June 30,	As of December 31,
	2025	2024
Building financing	1,690	1,576
Equipment financing	1,434	—
Credit Facility	51,486	—
Unamortized transaction costs and warrants	(3,030)	—
Total long-term debt, net of transaction cost and warrants	51,580	1,576
Less current portion of long-term debt	(581)	(146)
Non-current portion of long-term debt	50,999	1,430

Movement in long-term debt is as follows:

	As of June 30,	As of December 31
	2025	2024
Balance as of January 1,	1,576	4,022
Issuance of long-term debt	50,705	1,695
Addition from business combination	880	—
Payments	(209)	(4,435)
Interest on long-term debt	1,668	294
Transaction costs and warrants	(3,427)	—
Amortization of transaction costs and warrants	397	—
Foreign exchange	(10)	—
Balance as of period end	51,580	1,576

32	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	LONG-TERM DEBT (Continued)

Credit Facility

In April 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie.

Initial Tranche

An initial $50,000 was drawn (the ''Initial Tranche''), bearing interest at 8% per annum, with monthly payments and a term of two years. Interest for the first three months was paid in kind and added to the loan during the three and six months ended June 30, 2025. The payments shall be solely interest until the Initial Tranche maturity date, April 1 2027, at which time the principal debt of $50,000 and interest paid in kind will be payable in full. The effective interest rate of the Credit Facility as of June 30, 2025 was 16.8% after considering the minimum base return of 25%. The minimum base return can be reduced to 9% depending on when principal payments are made (i.e., before end of term). In connection with the Initial Tranche, Macquarie received 5,330,946 warrants convertible for common shares of the Company with an initial fair value of $2,900 recognized as warrant liabilities. Refer to Note 18 for more details. As the $50,000 proceeds from the Initial Tranche was first allocated to the warrant liabilities based on their fair value, the residual amount of $47,100 was allocated to the debt. Therefore, a discount on debt of $2,900 is deducted from the carrying amount of the debt and is amortized over the Initial Tranche.

Second Tranche

In October 2025, an additional $250,000 (“Second Tranche”) will be made available to the Company if and as it achieves specific development milestones at the Panther Creek, Pennsylvania, United States location and contributes $50,000 in kind or in cash to Macquarie as collateral. Under the Credit Facility agreement, Macquarie will receive additional warrants from the Company equivalent to 10% of the amount drawn up to $125,000.

The entirety of the loan will become secured at the project level resulting in the termination of the Initial Tranche and the transformation into project debt facility of $300,000, which will be subject to new terms and restrictions.

Transaction costs

Transaction costs of $3,161 relating to agent fees and legal fees were capitalized. The Company prorated the transaction costs between the Initial and Second Tranche, allocating $527 and $2,634 to each, respectively. The transaction costs allocated to the Initial Tranche were deducted from the carrying value of the debt and the transaction costs allocated to the Second Tranche were capitalized to Long-term deposits and equipment prepayments which will begin amortization once the Second Tranche is drawn.

Covenants and restrictions under the Initial Tranche

The Credit Facility for the Initial Tranche includes various financial and non-financial covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments. The Company is also required to maintain a restricted cash balance of $25,000 in a designated account for the Initial Tranche.

As of July 31, 2025, the most recently completed calendar month, the Company was in compliance with the covenants of its Credit Facility.

33	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	INCOME TAXES

Current and deferred income tax (expense) recovery

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current tax (expense) recovery:
Current year	319	—	(444)	—
Prior year	—	262	—	262
	319	262	(444)	262

Deferred tax recovery (expense):
Current year	8,320	(1,966)	3,457	4,319
Prior year	—	—	—	—
	8,320	(1,966)	3,457	4,319
Total tax (expense) recovery	8,639	(1,704)	3,013	4,581

NOTE 21:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid which are as follows:

		Six Months Ended June 30,
	Note	2025	2024
Outstanding, January 1,		479,332,885	334,153,330
Issuance through at-the market equity offering program	i.	14,444,643	84,196,144
Issuance through business combination	5	59,866,609	—
Exercise of stock options	24	13,900	2,289,148
Settlement of share awards	24	1,543,320	—
Exercise of warrant liabilities	18	—	5,111,111
Settlement of restricted share units	24	2,347,500	125,000
Outstanding, June 30,		557,548,857	425,874,733

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000. During the six months ended June 30, 2025, the Company issued 14,444,643 common shares in exchange for gross proceeds of $24,386 at an average share price of approximately $1.69. The Company received net proceeds of $23,608 after paying commissions of $732 to the sales agent and $46 in other transaction costs.

34	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	SHARE CAPITAL (Continued)

Equity warrants

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 5. The warrants are convertible for a fixed number of common shares of the Company, which are classified as equity instruments.

The Black-Scholes model and weighted average inputs below were used in determining the values of the warrants at initial recognition:

Measurement date	March 14, 2025
Dividend yield (%)	—%
Expected share price volatility (%)	101%
Risk-free interest rate (%)	4.15%
Expected life of warrants (years)	5.96
Share price (CAD)	$1.11
Exercise price (USD)	$1.30
Fair value of warrants (USD)	$0.89
Number of warrants issued	12,893,650

35	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of June 30,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	85,439	59,542
Restricted cash	Level 1	25,000	—
Trade receivables	Level 3	3,942	1,259
Other receivables	Level 3	1,720	1,387
Security deposits for energy	Level 2	5,080	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Receivable from disposal of business	Level 3	15,087	—
Financial assets at fair value through profit and loss
Derivative assets	Level 2	15,374	3,418
Warrant assets	Level 3	331	—
Total carrying amount and fair value		152,323	87,562

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	38,096	22,158
Redemption obligations	Level 3	18,396	—
Long-term debt	Level 2	51,580	1,576

Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	13,082	128
Warrant liabilities	Level 2	5,151	8,013
Total carrying amount and fair value		126,305	31,875
Net carrying amount and fair value		26,018	55,687

The carrying amounts of cash, restricted cash, trade receivables, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business, trade payables and accrued liabilities and redemption obligations presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

36	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Warrant liabilities

Warrant liabilities related to the 2023 Private Placements and the 2025 Warrants are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial income (expenses). The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date. Refer to Note 18 for more details.

Derivatives

The fair value of derivatives is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position. Their fair values are a recurring measurement. Refer to Note 10 for more details.

i.	BTC option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

ii.	BTC Redemption Options (embedded derivatives)

The purchase order agreements explained in Note 10 provide the Company with the option to redeem the BTC Pledged at a market price determined when the BTC was first pledged (“Agreed BTC Price”). The right to redeem the BTC Pledged meets the definition of an embedded derivative as the derivative that is embedded in the non-financial contract is not closely related to the host contract. Its fair value is determined using a combination of the Monte Carlo simulation model to simulate the future price of BTC using probability factors and the Black-Scholes Model to estimate the value of each BTC Redemption Option. At each reporting date, the fair value is determined by multiplying the number of redeemable BTC pledged by the present value of the difference between the Agreed BTC Price and the simulated spot price of BTC while considering the likelihood of exercising the quarterly installments with the change in fair value recorded to Net financial income (expenses).

37	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

The refundable deposits are measured at amortized cost using the effective interest rate (“EIR”) method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 15 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and recorded at fair value on initial recognition based on the contractual right to receive only each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

ii.	Security deposits for energy

Its EIR is 6% over an approximately three-year period. Following the disposal of the Yguazu Mining site, the deposits related to this project were derecognized.

The following table details the movement in the refundable deposits:

	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	Total
Balance as of January 1, 2024	—	—	—	277	—	277
Additions	7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	—	22,407
Interest income	261	103	364	—	—	364
ECLs	(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024	6,977	7,239	14,216	7,740	—	21,956
Addition from business combination	—	—	—	—	350	350
Interest Income	187	126	313	149	—	462
Gain on settlement	603	342	945	—	—	945
Derecognition	(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of June 30, 2025	—	—	—	5,080	350	5,430

38	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	NET LOSS PER SHARE

For the three and six months ended June 30, 2025 and 2024, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three and six months ended June 30, 2025, would have totaled 4,725,798 and 5,426,705, respectively (three and six months ended June 30, 2024: 11,280,000 and 13,474,000).

NOTE 24:	SHARE-BASED PAYMENTS

The share-based payment expense related to stock options (“Options”) and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Equity-settled share-based payment plans	3,615	1,675	8,052	4,769

Options

During the six months ended June 30, 2025, the Board approved Options grants to purchase 2,536,227 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (six months ended June 30, 2024: 330,000 common shares). All Options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. As part of the options granted during the six months ended June 30, 2025, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 5.

Details of the outstanding Options are as follows:

	Six months ended June 30,
	2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	2,536,227	1.40	330,000	2.55
Exercised	(13,900)	0.55	(2,289,148)	1.55
Forfeited	(60,000)	3.09	(105,000)	2.95
Expired	(55,000)	3.25	(295,000)	5.60
Outstanding, June 30,	29,273,091	2.53	18,580,239	2.46
Exercisable, June 30,	2,100,000	0.54	10,230,000	1.78

The weighted average contractual life of the outstanding Options as of June 30, 2025 was 3.3 years (June 30, 2024: 3.7 years).

39	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	SHARE-BASED PAYMENTS (Continued)

Options (Continued)

The inputs used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025	April 3, 2025
Dividend yield (%)	—	—
Expected share price volatility (%)	80%	79%
Risk-free interest rate (%)	4.46%	3.68%
Expected life of stock options (years)	3	3
Share price (CAD)	$2.27	$1.16
Exercise price (CAD)	$2.27	$1.16
Fair value of options (USD)	$0.79	$0.41
Vesting period (years)	1.5	1.5
Number of options granted	540,000	1,996,227

RSU

Details of the RSUs are as follows:

	Six months ended June 30,
	2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	2,783,425	1.43	175,000	2.95
Settled	(2,347,500)	2.15	(125,000)	3.13
Forfeited	(10,500)	1.59	—	—
Outstanding, June 30,	1,323,091	1.63	674,998	3.94

During the six months ended June 30, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 5. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. In addition, the Company granted 893,425 RSUs to the independent directors of the Board. These RSUs fully vest in 9 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the six months ended June 30, 2024, the Board approved the grant of 175,000 RSUs to certain members of senior Management which vest 50% approximately one month from the grant date and an additional 25% every 6 months.

Share awards

During the six months ended June 30, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive of Stronghold and granted 1,543,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the forgoing, the share awards can be accelerated and fully vested if certain conditions are met. In April 2025, the conditions were met and the share awards were settled.

40	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Revenues

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cryptocurrency Mining	71,292	40,383	136,155	89,806
Cryptocurrency Hosting	2,553	—	3,124	—
Electrical services	1,006	1,165	2,100	2,059
Energy sales	2,949	—	3,269	—
	77,800	41,548	144,648	91,865

Cost of revenues

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Energy	a, b	(30,108)	(19,461)	(55,516)	(38,808)
Sales tax recovery - energy		—	17,017	—	17,017
Depreciation and amortization	27	(37,008)	(57,337)	(66,701)	(96,314)
Sales tax recovery - depreciation and amortization		—	8,760	—	8,760
Hosting expenses		—	—	(7,735)	—
Infrastructure expenses		(15,334)	(929)	(19,011)	(2,896)
Electrical components and salaries	a	(830)	(873)	(1,707)	(1,581)
		(83,280)	(52,823)	(150,670)	(113,822)

a.	Inventories

During the three and six months ended June 30, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $15,150 and $15,828, respectively (three and six months ended June 30, 2024: $25,286 and $25,881, respectively).

b.	Energy costs are net of RECs

For the three and six months ended June 30, 2025, the RECs amounted to $6,540 (three and six months ended June 30, 2024: nil), which offset energy expenses in the cost of revenues.

41	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

General and administrative expenses

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Salaries and wages		(8,107)	(4,032)	(14,277)	(10,079)
Share-based payments	24	(3,615)	(1,675)	(8,052)	(4,769)
Professional services		(4,291)	(5,695)	(9,978)	(7,353)
Sales tax recovery - professional services		—	1,389	—	1,389
Insurance, duties and other		(3,441)	(2,436)	(6,545)	(4,393)
Travel, motor vehicle and meals		(730)	(466)	(1,200)	(712)
Telecom hosting and telecommunications		(147)	(75)	(334)	(153)
Advertising and promotion		(1,092)	(165)	(1,210)	(281)
Sales tax recovery - other general and administrative expenses		—	753	—	753
		(21,423)	(12,402)	(41,596)	(25,598)

Net financial income (expenses)

		Three months ended June 30,		Six months ended June 30,
	Notes	2025	2024	2025	2024
Gain (loss) on revaluation of warrants		145	(1,455)	5,763	7,585
Gain (loss) on derivative assets and liabilities	10	3,740	(2,135)	26	355
Gain on settlement of Refundable Hosting Deposits	15, 22	—	—	945	—
Gain on disposition of marketable securities		29	413	420	751
Interest income		460	2,042	1,410	2,722
Interest on long-term debt and lease liabilities		(2,150)	(349)	(2,795)	(727)
Loss on foreign exchange		(156)	(943)	(319)	(1,004)
Other financial (expenses) income		75	1,110	(1,197)	444
		2,143	(1,317)	4,253	10,126

42	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 26:	GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into one operating segment which meets the definition of a reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
North America
Canada	28,929	28,129	58,707	60,267
United States	32,997	3,296	51,098	8,183
	61,926	31,425	109,805	68,450
South America
Paraguay	12,217	2,144	24,231	3,860
Argentina	3,657	7,979	10,612	19,555
	15,874	10,123	34,843	23,415
Global total	77,800	41,548	144,648	91,865

*	Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and six months ended June 30, 2025 and 2024, the Company earned 94% and 98% of its revenues, respectively, from one Mining pool operator (three and six months ended June 30, 2024: 97% and 98%). The Company has the ability to switch Mining Pools or to mine independently at any time.

Property, Plant and Equipment and other non-current assets

The net book value of property, plant and equipment and other non-current assets (excluding financial assets and deferred tax assets) by country is as follows:

	As of June 30,			As of December 31,
	2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
Canada	88,906	18,269	107,175	117,615	54,291	171,906
United States	299,430	20,052	319,482	62,854	15,491	78,345
	388,336	38,321	426,657	180,469	69,782	250,251
South America
Paraguay	67,834	1,656	69,490	112,452	12,594	125,046
Argentina	20,916	2,196	23,112	55,604	1,050	56,654
	88,750	3,852	92,602	168,056	13,644	181,700
Total	477,086	42,173	519,259	348,525	83,426	431,951

43	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 27:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
Changes in working capital components:
Increase in trade receivables, net	(374)	(21)
Decrease (increase) in other current assets	7,375	(6,723)
Increase in inventories	(2,663)	(370)
Decrease (increase) in deposits	8,569	(1,822)
Increase (decrease) in trade payables and accrued liabilities	1,576	(2,588)
Decrease in taxes payable	(254)	(509)
Decrease in other non-current liabilities	(296)	—
	13,933	(12,033)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Addition of ROU assets and related lease liabilities	239	721
Purchase of PPE financed by short-term credit	934	7,473
Equipment prepayments realized as additions to PPE	41,045	29,756
Computational power revenue and its related service expense	1,750	—

Depreciation and Amortization
Property, plant and equipment	64,412	85,841
ROU assets	1,983	1,479
Intangible assets	306	234
	66,701	87,554

NOTE 28:	CONTINGENT LIABILITY AND LAWSUITS

Contingent liability

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of June 30, 2025.

44	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 28:	CONTINGENT LIABILITY AND LAWSUITS (Continued)

Lawsuits

		As of June 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	2,036	—
Total settlement accruals		3,101	—
Less current portion		(1,286)	—
Effect of discounting		(117)	—
Non-current portion		1,698	—

The undiscounted legal settlement accruals amounted to $3,101 as of June 30, 2025. The current portion and the non-current portion were recorded in trade payables and accrued liabilities and in other non-current liabilities, respectively, in the consolidated statements of financial position (December 31, 2024: nil).

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff.

On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741 for a total of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of June 30, 2025, the settlement accrual was $1,065 and represents the 8 installment payments.

45	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 28:	CONTINGENT LIABILITY AND LAWSUITS (Continued)

Lawsuits (Continued)

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 BTC. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of June 30, 2025, the settlement accrual was $2,036 and represents the value of the remaining 19 BTC to be paid.

iii. Class Action Lawsuit

On May 9, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case titled Olympio v. Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas, and Geoffrey Morphy, case no 1:25-cv-02630, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its CFO and its former CEO made materially false and/or misleading statements regarding the Company's business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recorded as of June 30, 2025. The Company intends to vigorously defend itself in this matter.

46	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 29:	SUBSEQUENT EVENTS

Bitmain T21 and S21+ Miners Swap

In July 2025, an exchange agreement was signed to return 10,467 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a credit for $23,865. Simultaneously, the Company placed another purchase order for 8,585 Bitmain S21+ Miners at a purchase price of $29,831 to be paid in cash or in BTC. The payment terms, the BTC installments and the BTC Redemption Option are similar to the ones described in Note 9. In July, 2025, the Company paid the net balance of $5,966 in BTC which can be redeemed on a quarterly basis.

Redemption options of BTC

In July 2025, the Company exercised its option to redeem the third installment of the BTC Pledged in relation to the purchase of Miners under the November 2024 purchase order. The Company redeemed 87 BTC for $8,308. Refer to Note 8 for more details.

Corporate Share Buyback Program

On July 22, 2025, the Company announced that the TSX had approved a normal course issuer bid (“NCIB”), under which the Company may repurchase up to 49,943,031 of its common shares, representing approximately 10% of the Company’s public float as of July 14, 2025.

Purchases under the NCIB may commence on July 28, 2025, and will terminate no later than July 27, 2026. All common shares purchased on the TSX or Nasdaq under the NCIB will be cancelled. The Company has entered into an automatic repurchase arrangement with a designated broker to facilitate repurchases under the NCIB, including during pre-determined blackout periods. The timing and number of shares repurchased will be determined by Management based on market conditions.

During the period from July 28, 2025 to August 11, 2025, the Company repurchased 4,949,244 common shares for cancellation through the Corporate Share Buyback Program in exchange for $6,147 at an average share price of approximately $1.24 USD and paid $50 of commissions to the purchasing agent.

Agreements to Purchase Land

On August 7, 2025, the Company entered into an agreement to purchase 3 acres of land in Washington State, United States for $1,898.

On August 8, 2025, the Company entered into an agreement to purchase 181 acres of land in Pennsylvania, United States for $3,500.

47	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 29:	SUBSEQUENT EVENTS (Continued)

Argentina Operations

On August 8, 2025, the Company entered into an agreement with GMSA to have its energy deposit of $3,500 repaid to the Company over 18 months beginning in January 2026, bearing interest at 5% per annum. GMSA agreed to eliminate the Company's estimated asset retirement obligation for the leased property of $2,807 as of June 30, 2025. The Company amended its $10 per month lease for the property so that the Company pays for the pro-rata portion of land it uses going forward, if any, and extended the lease term to January 2035.

On August 11, 2025, the Company determined that it would discontinue its operations at its Bitcoin data center in Rio Cuarto, Argentina by November 11, 2025 due to the halting of energy supply since May 12, 2025 and future economic uncertainty in the region.

48	Page